UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number  000-30384

                          Jazztel P.L.C.
(Exact name of registrant as specified in its charter)

c/o Jazz Telecom S.A.
Avenida de Europa 14
Parque Empresarial La Moraleja
28108 Alcobendas Madrid, Spain
(011) 34-91-490-7200
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

American Depositary Shares; Ordinary Shares
(Title of each class of securities covered by this Form)

                                  N/A
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[ ]	Rule 12h-3(b)(1)(i)	[ ]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]
Rule 12g-4(a)(2)(i)	[X]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(2)(ii)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
		Rule 15d-6	[ ]

Approximate number of holders of record in the United States as of the certification or notice date: 30

        Pursuant to the requirements of the Securities Exchange Act of 1934, Jazztel p.l.c., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: March 28, 2003	By: /s/ Antonio Carro Name: Antonio Carro Title: Vice Chairman